FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 3, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 21 March and 2 April 2024 (both inclusive).

The cash amount of the shares purchased to 2 April 2024 as a result of the execution of the Buy-back Programme amounts to 450,109,564 Euros, which represents approximately 30.9% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
21/03/2024	SAN	Purchase	XMAD	1,096,421	4.2422
21/03/2024	SAN	Purchase	CEUX	653,529	4.2452
21/03/2024	SAN	Purchase	TQEX	69,454	4.2492
21/03/2024	SAN	Purchase	AQEU	180,596	4.2461
22/03/2024	SAN	Purchase	XMAD	1,683,531	4.3573
22/03/2024	SAN	Purchase	CEUX	241,236	4.3450
22/03/2024	SAN	Purchase	TQEX	16,398	4.3136
22/03/2024	SAN	Purchase	AQEU	58,835	4.3333
25/03/2024	SAN	Purchase	XMAD	1,800,147	4.4143
25/03/2024	SAN	Purchase	CEUX	152,777	4.4089
25/03/2024	SAN	Purchase	TQEX	9,950	4.3957
25/03/2024	SAN	Purchase	AQEU	37,126	4.4089
26/03/2024	SAN	Purchase	XMAD	300,000	4.4481
27/03/2024	SAN	Purchase	XMAD	950,000	4.4956
28/03/2024	SAN	Purchase	XMAD	1,403,293	4.5299
02/04/2024	SAN	Purchase	XMAD	2,685,406	4.5064
02/04/2024	SAN	Purchase	CEUX	391,214	4.5151
02/04/2024	SAN	Purchase	TQEX	44,431	4.5171
02/04/2024	SAN	Purchase	AQEU	125,656	4.5150
			TOTAL	11,900,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 3 April 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 21/03/2024 and 02/04/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-21-marzo-a-02-abril-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 3, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance